Item 77C

PROXY RESULTS
SPECIAL MEETING OF SHAREHOLDERS
MARCH 1, 2007

Dreyfus Premier Select Intermediate Municipal Bond Fund (a series of Dreyfus Municipal Funds, Inc.) held a Special Meeting of Shareholders on March 1, 2007. Shareholders voted on the approval of an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund, subject to liabilities, to Dreyfus Premier Select Municipal Bond Fund (a series of Dreyfus Municipal Funds, Inc.) and the voting results were as follows:

	No. of	% of Outstanding	% of Shares
	Shares Voted	Shares Voted	Voted

Affirmative	5,423,394.010	54.401%	93.088%
Against	271,373.338	2.722%	4.658%
Abstain	131,312.279	1.317%	2.254%
TOTAL	5,826,079.627	58.440%	100.00%

Dreyfus Premier Select Municipal Bond Fund acquired all of Dreyfus Premier Select Intermediate Municipal Bond Fund’s assets on March 20, 2007.